RLJ LODGING TRUST

3 Bethesda Metro Center, Suite 1000

Bethesda, MD 20814

May 23, 2012

BY EDGAR AND OVERNIGHT MAIL

Mr. David L. Gordon

Mr. Jonathan Wiggins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          RLJ Lodging Trust

Form 10-K for the Year Ended December 31, 2011

Filed March 8, 2012

File No. 001-35169

Dear Mr. Gordon:

This letter is submitted by RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 10, 2012 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for year ended December 31, 2011 (File No. 001-35169) filed with the Commission on March 8, 2012 (the “Form 10-K”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K.

Note 2. Summary of Significant Accounting Policies, page F-9

Fair Value of Financial Instruments, page F-10

1.                                 In future Exchange Act periodic reports, please revise to disclose the carrying value of fixed rate mortgage notes payable for which you disclose the estimated fair value.

Response to Comment No. 1

In future Exchange Act periodic reports, the Company will comply with this request and disclose both the fair value and the carrying value of the Company’s fixed rate mortgage notes payable.

Note 3. Acquisition of Hotel Properties, page F-20

2.                                 We note your disclosure of total revenues and net income (loss) from the hotels acquired during the years ended December 31, 2011 and 2010. Please tell us how you determined it was appropriate to record revenues and expenses in the year ended December 31, 2009 for hotels acquired during the years ended December 31, 2011 and 2010.

Response to Comment No. 2

The Company respectfully submits that, while the second table on page F-21 of the Form 10-K appropriately discloses the revenues and net income (loss) associated with hotel properties acquired during each of the fiscal years ended December 31, 2009, 2010 and 2011, the lead-in language to that table inadvertently omitted any reference to the fiscal year ended December 31, 2009.  The Company understands that it is required to disclose in its annual report on Form 10-K (but not in its quarterly reports on Form 10-Q) information regarding the total revenues and net income (loss) associated with hotels acquired the three-year period ending on the latest balance sheet date presented in such annual report on Form 10-K.  As a result, the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2012 will disclose the revenues and net income (loss) associated with hotel properties acquired during each of the fiscal years ended December 31, 2010, 2011 and 2012, and each of the Company’s subsequent annual reports on Form 10-K will include such disclosure for the relevant three-year period.

Note 12. Financial Instruments: Derivatives and Hedging, page F-37

3.              In future Exchange Act periodic reports, please revise to disclose the amount of gains and losses on derivative instruments recorded in accumulated other comprehensive income during the term of the hedging relationship that was reclassified into earnings during the current period (see ASC 815-10-50-4C) and the estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months (see ASC 815-30-50-1).

Response to Comment No. 3

In future Exchange Act periodic reports, the Company will comply with this request and disclose the amount of gains and losses on derivative instruments recorded in accumulated other comprehensive income during the term of the hedging relationship that was reclassified into earnings during the current period (i.e., the applicable period covered by periodic report) and the estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the 12 months subsequent to the applicable period covered by the periodic report.

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The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7736.

Sincerely,
RLJ Lodging Trust

		By:	/s/ Thomas J. Baltimore, Jr.
		Name:	Thomas J. Baltimore, Jr.
		Title:	President and Chief Executive Officer

cc:	Leslie D. Hale
Frederick D. McKalip
RLJ Lodging Trust
David W. Bonser, Esq.
Hogan Lovells US LLP
Tori H. Lambert
PricewaterhouseCoopers LLP